July 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Net Supply Chain Service Inc.
Registration Statement on Form S-1
File No. 333-280743

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), FT Global Capital, Inc. hereby join the request of Cheetah Net Supply Chain Service Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on July 15, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Hunter Taubman Fischer & Li LLC, requests by telephone that such Registration Statement be declared effective.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each placement agent or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

FT Global Capital Inc.

By:	/s/ Patrick Ko
Name:	Patrick Ko
Title:	President